United States securities and exchange commission logo





                           April 9, 2024

       Jorge A. Celaya
       Executive Vice President and Chief Financial Officer
       Liquidity Services, Inc.
       6931 Arlington Road
       Suite 460
       Bethesda, MD 20814

                                                        Re: Liquidity Services,
Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Annual Report to
Security Holders for Fiscal Year Ended September 30, 2023
                                                            File No. 0-51813

       Dear Jorge A. Celaya:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report to Security Holders for Fiscal Year Ended September 30,
2023

       FY23 Business Highlights, page 4

   1. We note you present non-GAAP measures of Free Cash Flow, Non-GAAP Adjusted Net
                                                        Income and Income Tax
Impact of the Non-GAAP Adjustments on page 4 of your Annual
                                                        Report to Security
Holders. Please revise to include the disclosures required by Item
                                                        100(a) of Regulation G.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jorge A. Celaya
Liquidity Services, Inc.
April 9, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Blaise Rhodes at 202-551-3774 with any questions.



FirstName LastNameJorge A. Celaya                        Sincerely,
Comapany NameLiquidity Services, Inc.
                                                         Division of
Corporation Finance
April 9, 2024 Page 2                                     Office of Trade &
Services
FirstName LastName